UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

R. R. DONNELLEY & SONS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-4694	36-1004130
(State or other jurisdiction of corporation)	(Commission File Number)	(IRS Employer Identification No.)

35 West Wacker Drive, Chicago, IL	60601
(Address of principal executive offices)	(zip code)

Deborah L. Steiner

Executive Vice President, Chief Administrative Officer, General Counsel,

Corporate Secretary and Chief Compliance Officer

R. R. Donnelley & Sons Company

(312) 326-8000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is filed by R. R. Donnelley & Sons Company (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Investor Relations page at: https://investor.rrd.com/financials/sec-filings/default.aspx

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No        Description

1.01                    Conflict Minerals Report of R. R. Donnelley & Sons Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

R. R. Donnelley & Sons Company

By:	/s/ Deborah L. Steiner	May 22, 2020
Deborah L. Steiner
Executive Vice President, Chief Administrative Officer, General Counsel, Corporate Secretary and Chief Compliance Officer